SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ____)*
                                   -----------


                                  eduverse.com
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   281649103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 7, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))

CUSIP No.                              13G                     Page 2 of 5 Pages
281649103

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1    Name Of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons
     Marc Crimeni
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2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
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3     SEC Use Only
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4     Citizenship Or Place Of Organization
      Canada
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                5     Sole Voting Power
 NUMBER OF            3,602,000
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          3,602,000
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               3,602,000
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           3,602,000
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned By Each Reporting Person
      3,602,000
--------------------------------------------------------------------------------

10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)                                              |_|

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11    Percent Of Class Represented By Amount In Row 9
      27.5%
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12    Type Of Reporting Person (See Instructions)
      IN
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

CUSIP No.                              13G                     Page 3 of 5 Pages
281649103
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ITEM 1(a).        Name of Issuer
                  eduverse.com

ITEM 1(b).        Address of Issuer's Principal Executive Offices
                  1135 Terminal Way
                  Suite 209
                  Reno, Nevada 89502-3325

ITEM 2(a).        Names of Persons Filing
                  Marc Crimeni

ITEM              2(b). Address of principal business office
                  3322 Sophia Street
                  Vancouver, B.C.
                  Canada

ITEM 2(c).        Citizenship
                  Canada

ITEM 2(d).        Title of Class of Securities
                  Common Stock

ITEM 2(e).        CUSIP Number
                  281649103

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b) or (c), check whether the person filing it is a:

         (a)   [ ]  Broker or dealer registered under Section 15 of the Act
                    (15 U.S.C. 780);

         (b)   [ ]  Bank as defined in section 3(a)(6) of the Act;

         (c)   [ ]  Insurance Company as defined in section 3(a)(19) of the
                    Act (15 U.S.C. 78c);

         (d)   [ ]  An Investment company registered under section 8 of the
                    Investment Advisers Act of 1940 (15 U.S.C. 80a-8);

         (e)   [ ]  An Investment adviser in accordance with ss.240.13d-1(b)
                    (1)(ii)(E);

         (f)   [ ]  An employee benefit plan, or endowment fund in accordance with  ss.240.13d-1(b)(1)(ii)(F);

         (g)   [ ]  A parent holding company or control person, in accordance with  ss.240.13d-1(b)(ii)(G);

         (h)   [ ]  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [ ]  Group, in accordance with  ss.240.13d-1(b)(1)(ii)(J).

CUSIP No.                              13G                     Page 4 of 5 Pages
281649103
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ITEM 4.  Ownership

         (a)      Amount beneficially owned
                  3,602,000 shares

         (b)      Percent of class 27.5%.

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote  3,602,000.

                  (ii)     Shared power to vote or to direct the vote 3,602,000.

                  (iii) Sole power to dispose or to direct the disposition of 3,602,000.

                  (iv) Shared power to dispose or to direct the disposition of 3,602,000.

ITEM 5.  Ownership of Five Percent or Less of a Class
                  Not Applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person
                  Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                  Not Applicable

ITEM 8.  Identification and Classification of Members of the Group
                  Not Applicable

ITEM 9.  Notice of Dissolution of Group
                  Not Applicable

ITEM 10. Certification
                  Not Applicable

CUSIP No.                              13G                     Page 5 of 5 Pages
281649103

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     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000


                                        /s/ MARC CRIMENI
                                        ----------------------------------------